Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333 -169751
Dated December 21, 2010

SNL Interactive: Article

SNLFinancial

Thursday December 16, 2010 2:00 PM ET
Circle Bancorp poised to pounce on ailing Calif. banks

By Lindsey White

After missing out on the real estate bubble that felled many banks in its footprint, Novato, Calif.-based Circle Bancorp plans to use the proceeds of its forthcoming IPO to take advantage of the distressed environment with a series of acquisitions.

Kit Cole, chairman and CEO of Circle Bancorp, told SNL that the company plans to make the stock available for investors and begin actively marketing the offering in January.

“Even if we go out at book value, the transactions we see that can be done can be cents on the dollar to very substantial discounts, and we don’t see a lot of competition in our marketplace for that,” Cole said. “The other people that might be doing it either don’t have the appetite for it or they are so busy digging out or distracted by their internal problems that they can’t take the opportunity.”

Industry observers agree that the offering is attractive. “The firm has posted a double-digit return on shareholders’ equity for the last several years, which obviously hasn’t been a wonderful time in the banking sector broadly. More specifically, it looks to manage its balance sheet quite well, posting very low charge-offs relative to its average loan balance,” Michael Gaiden, a securities research analyst with Morningstar Inc., told SNL. “In a market where we do see a lot of speculative deals and a lot of undermanaged companies with poor fundamental outlooks, I think this would stand out as one of the higher quality firms coming to the IPO market.”

Circle Bancorp is the parent company of Circle Bank, which Cole said has had 45 quarters of profitability since Kimberly Kaselionis took over 14 years ago. In addition to serving as Circle Bank’s chairman, president and CEO, Kaselionis is Cole’s daughter.

Cole pointed to Circle’s risk management as the factor that kept it afloat when other institutions were failing. Like most Northern California banks, Cole said Circle had concentrations in commercial real estate and multifamily housing. “What differentiated us is that we recognized that we had the concentrations and we did something about it. It’s just basic common sense to diversify the risk in the portfolio and we did that,” she said.

The only drawback to the IPO, according to Cole, is the small size. According to an amended registration statement, the company plans to offer between 3.05 million shares and 4.01 million shares at $10.50 per share.

“It’s because we’re not only managers of the bank, we’re managers of the investment, and we want to make sure that we can fully deploy the investment,” she said. “We think $30 million is probably the right size at the moment.”

Circle has four operating branches north of San Francisco and one in San Francisco, and plans to open a sixth branch in January, also north of San Francisco. An amended registration statement said Circle aims to have 20 branches in Northern California within 24 to 36 months, made up of de novo branches as well as potential non-FDIC acquisitions. The money raised in the IPO would primarily be used to fund this growth strategy.

‘We have a pretty good plan already mapped out, and Lord knows there are many small institutions that would benefit from teaming up with us because maybe they’re too small to be raising capital, or they don’t have a staff that’s got the depth that we have because we’ve been preparing for this for two years,” Cole said. “This is a good way for them to piggyback on already strong infrastructure.”

Paul Bard, director of research at Greenwich, Conn.-based IPO investment firm Renaissance Capital, noted that the “mid-max offering” differs from a typical IPO in that it is not fully underwritten. “[In] a traditional offering, there’s a set range, a set price, they get orders and then an underwriter announces the pricing and then distributes it,” Bard said.

According to Gaiden, the fact that the deal is being undertaken directly by officers and directors of the firm gives it an element of a private stock offering as opposed to a national public share offering.

“Instead of using an investment bank to market the deal, it appears that these professionals are marketing the stock themselves,” Gaiden said. As a result, the success of the deal is less predicated on the health of the IPO market and more reliant on the ability of directors and executives to utilize their personal and professional network to gain interest in the stock, Gaiden said.

Cole headed another management-led IPO in 2004 when San Rafael, Calif-based Tamalpais Bancorn went public. She told SNL that she will go back to some of the same investors that invested then, “because they would have had a good experience as long as I was there.”

Cole took a medical leave of absence for a kidney transplant in April 2007, leaving her post as executive chairman. The California Department of Financial Institutions shuttered Tamalpais Bancorp unit Tamalpais Bank on April 16, and San Francisco-based Union Bank NA, whose ultimate parent is Mitsubishi UFJ Financial Group Inc., assumed the deposits.

While retired, Cole said she watched the industry collapsing and saw compelling opportunities. Cole went to Circle Bancorp’s board of directors and proposed a capital-raising strategy to prepare the company to do acquisitions. “We’ve always been involved in small community banks. In most times we have been confronted with heavy competition, being squeezed out of the branch markets, being squeezed out of the employment market by larger institutions that pay wages that we can’t possibly match,” Cole said. “Now the circumstance is different. We were able to get the best staff around because there were no growth opportunities with so many of the institutions.”

1 of 2

Ths board agreed to Colo’s plan, and in December 2008 she joined Circle Bancorp as chairman and CEO.

Bard said he would not be surprised to see an increasing number of banks going public. “In general, we expected there to be more financial-related IPOs coming out of the crisis, just because a lot of times there are companies that like to raise and deploy capital because they see opportunities coming out of a cycle where existing companies might be strapped or limited in what they can do in terms of their financial flexibility,” Bard said. “It’s a time that a new bank can come along, raise capital and take advantage of a lack of capacity in the market.”

Circle Bancorp’s forthcoming IPO follows hard on the heels of San Francisco-based First Republic Bank going public. Bard speculated that this could be indicative of the dynamics of the banking sector in California, which was one of the harder-hit states. “Either A, firms are finding new opportunities so they’re raising capital to capitalize on that, or B, it could be banks that are trying to restructure themselves in light of what happened during the financial crisis,” Bard said.

But according to Cole, going public has nothing to do with the IPO market picking up. Rather, the decision was based on Circle Bancorp’s view that the condition of the bank plus the timing in the market equaled an opportunity. “Now is a good time because we are a healthy community bank in an environment in Northern California where there may be very few other healthy community banks,” Cole told SNL.

However, Cole said the opportunity has a limited life. “We don’t know how long that is — maybe 15 months or two years,” she said. For that reason, the bank has spent the past two years hiring staff and otherwise preparing to take advantage of the distressed banking conditions in Northern California. “Now that we’re organized and ready to go, all we need is capital,” Cole said. “The targets are there.”

Copyright © 2010. SNL Financial LC
Usage of this predict is governed by the License Agreement.

SNL Financial LC, One SNL Plaza, PO Box 2124, Chariottesule, Virginia 22902 USA, (434) 977-1600

The issuer hereby corrects the statement made in the article at paragraph 7 relating to the range of the offering.  The offering range is between 1.905 and 2.860 million shares of the issuer's common stock and not between 3.05 and 4.01 million shares of common stock as indicated in this paragraph 7 of the article.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (415) 898-5400.

2 of 2